SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY ANNOUNCEMENT

UNIBANCO AND UNIBANCO HOLDINGS ANNOUNCE A PROPOSED
GLOBAL PUBLIC OFFERING OF UNITs AND GDSs

(São Paulo, Brazil – June 30, 2005) - Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Holdings”) announce that they have agreed with Caixa Geral de Depósitos SA (“CGD”) to file registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Holdings held by Caixa Brasil SGPS, SA (“Caixa Brasil”), a wholly-owned subsidiary of CGD. It is anticipated that the offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares (“GDSs”) (NYSE: UBB). Each Unit represents one Unibanco preferred share and one preferred share of Holdings. Each GDS represents 5 Units.

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

In order to facilitate the proposed global public offering, Unibanco's and Holdings' respective Boards of Directors, in their meetings of June 30, 2005, among other items:

(i)
authorized their respective Boards of Officers to take all necessary measures in connection with the registration statement for the public offering of Units in Brazil, before the Comissão de Valores Mobiliários, or CVM, and the registration statement for the public offering of GDSs in the United States of America, before the Securities and Exchange Commission, or SEC;

(ii)	authorized Holdings' Board of Officers to exchange common shares of Unibanco held by Caixa Brasil, for preferred shares of Unibanco held by Holdings, at an exchange rate of 1 for 1;

(iii)
called an extraordinary shareholders meeting of Holdings to approve the term of 30 (thirty) days, beginning July 19, 2005 and ending August 18, 2005, in order to allow holders of Holdings' common shares to convert their common shares into preferred shares of Holdings, subject to an eventual allotment to maintain the legal ratio between common and preferred shares;

(iv)
approved submitting a request to the CVM that the holders of Unibanco or Holdings preferred shares at August 19, 2005 be permitted to participate in a conversion program established by Holdings, in order to allow the conversion of preferred shares into Units; and

(v)
suspended, from June 30, 2005 to August 29, 2005, the ability of holders of Units to cancel Units and receive the underlying preferred shares, in accordance with the respective By Laws of Unibanco and Holdings.

The global public offering and the conversion are subject to the filing and effectiveness of all necessary documentation with the applicable regulatory authorities.

This press-release is not an offer of securities for sale. The securities described herein will not be offered nor sold in any jurisdiction absent registration or an applicable exemption from registration requirements.

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Company Announcement. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer